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                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2003

                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

           Form 20-F  __X__                            Form 40-F   _____



(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes      ______                    No      __X__


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)
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         This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).
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                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           BANCOLOMBIA S.A.
                                                (Registrant)






Date: June 12, 2003                        By /s/ JAIME ALBERTO VELASQUEZ B.
                                              Name: Jaime Alberto Velasquez B.
                                              Title: Vice President of Finance
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[BANCOLOMBIA LOGO]


        BANCOLOMBIA REPORTS ACCUMULATED NET INCOME OF PS 113.437 MILLION
                      DURING THE FIRST FIVE MONTHS OF 2003


Medellin, June 12, 2003. BANCOLOMBIA (NYSE:CIB)*

BANCOLOMBIA reported unconsolidated net income of Ps 24,355 million for the month ended May 31, 2003. For the five months ended May 31, 2003 the Bank reported accumulated net income of Ps 113,437 million, 88.7% higher than that for the same period of 2002.

Total interest income amounted to Ps 65,465 million in May 2003 and Ps 311,912 million in the five-month period ended May 31, 2003, 49.7% higher than that for the same period of 2002.

Total assets amounted to Ps 10.3 trillion in May increasing 21.9% over the last twelve months. Total deposits increased 15% to Ps 6.5 trillion over the last year. BANCOLOMBIA's total shareholders' equity totaled Ps 1.38 trillion in May.

BANCOLOMBIA's level of past due loans as a percentage of total loans was 1.89% as of May 31, 2003, and the level of allowance for past due loans was 238.3%.

MARKET SHARE

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market shares in May, with respect to the Colombian Financial System were 12.5% of total deposits, 12.6% of total net loans, 11.3% of total savings accounts, 17.2% of total checking accounts and 11.6% of time deposits.

CONTACTS:

Jaime A. Velasquez:           Financial VP            (574) 5108666
Maria A. Villa:               IR Manager              (574) 5108866


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  * Please note that the information contained herein sets forth and is based on the unconsolidated, unaudited financial results of the Bank for the periods specified and as calculated herein in accordance with Colombian GAAP. Such information can therefore not be compared to and should not be used in any way to interpret any information contained in Bancolombia's annual report on Form 20-F for the year ended December 31, 2002 or in Bancolombia's latest quarterly press release, each of which contains the consolidated financial results of the Bank and its subsidiaries for each of the periods specified and as calculated each therein.

  CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

  This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors that could cause actual results to differ materially from those indicated in such statements.